# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1167 MASSACHUSETTS AVENUE, ARLINGTON, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001556257

## Reporting persons
- OXFORD FINANCE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,620,000; shared voting power 0; sole dispositive power 1,620,000; shared dispositive power 0; aggregate amount beneficially owned 1,620,000 (16.5% of the class)
  Comment: Ownership is based on 9,829,725 shares of Common Stock of the Issuer, comprised of 8,209,725 shares of Common Stock outstanding as of November 18, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 19, 2025 and an additional 1,620,000 shares of Common Stock issued to the Reporting Person thereafter.

## Item 1. Issuer
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 MASSACHUSETTS AVENUE, ARLINGTON, MASSACHUSETTS, 02476.

## Item 2. Person Filing
Name of person filing: OXFORD FINANCE LLC
Address of principal business office or, if none, residence: 115 SOUTH UNION STREET, SUITE 300, ALEXANDRIA, VA 22314
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Percent of class: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Sole power to vote or to direct the vote: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Shared power to vote or to direct the vote: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Sole power to dispose or to direct the disposition: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.
Shared power to dispose or to direct the disposition: Reference is made to Items 5-11 on the preceding pages of this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- OXFORD FINANCE LLC: /s/ Colette H. Featherly, Colette H. Featherly, Executive Vice President (12/03/2025)